Exhibit (a)(4)

Form of Confirmation of Cancellation to Employees Electing to Participate in the Offer to Exchange

[To be sent to all participants by VeriSign Stock Administration via email on or shortly following December 26, 2002, unless the offer is extended]

This message confirms that on December 26, 2002, VeriSign, Inc. cancelled options to purchase the number of shares that you submitted for exchange under your Election to Participate. VeriSign will grant you a new option to purchase shares, with the terms and conditions described in the Offer to Exchange, on or after June 27, 2003, subject to your continued employment with VeriSign and the other terms set forth in the Offer to Exchange.

If you have any questions about this message, please contact VeriSign Stock Administration by telephone at (650) 426-3412.